ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MARCH 12, 2019 AND

THE PROSPECTUS DATED FEBRUARY 28, 2018)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-223309

MARCH 12, 2019

AMERIPRISE FINANCIAL, INC.
$500,000,000
3.000% SENIOR NOTES DUE 2022

FINAL TERM SHEET DATED MARCH 12, 2019

Issuer:	Ameriprise Financial, Inc.

Security:	3.000% Senior Notes due 2022

Trade Date:	March 12, 2019

Settlement Date (T+8):

March 22, 2019

It is expected that delivery of the notes will be made against payment therefor on or about March 22, 2019, which is the eighth business day following the date hereof (such settlement cycle being referred to as “T+8”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before delivery hereunder should consult their own advisors.

Maturity Date:	March 22, 2022

Coupon:	3.000%

Currency:	USD

Size:	$500,000,000

Security Type:	SEC Registered Senior Notes

Day Count Convention:	30/360

Benchmark Treasury:	UST 2.500% due February 15, 2022

Benchmark Treasury Spot and Yield:	100-07 ¾; 2.414%

Spread to Benchmark Treasury:	+68 basis points

Yield to Maturity:	3.094%

Price to Public:	99.733% of principal amount

Proceeds (after underwriting discount and before expenses) to Issuer:	$496,665,000 (99.333% of principal amount)

Optional Redemption:

In full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 15 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption.

Interest Payment Dates:	Interest will accrue from March 22, 2019 and will be payable semi-annually in arrears on March 22nd and September 22nd of each year, commencing September 22, 2019.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076CAJ5 / US03076CAJ53

Expected Ratings (Moody’s/S&P)* (Outlook):	A3 (stable) / A (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The ratings of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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